UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-52139 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____07/01/20_____ AND ENDING _____6/30/21_____
                                                          MM/DD/YY                                       MM/DD/YY

## A.  REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:  York Stockbrokers, Inc.

| OFFICIAL USE ONLY |
|---|
| _____ |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

575 Madison Avenue, Suite 1006
                                    (No. and Street)

New York, NY 10022
    (City)                              (State)                                         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Bensadoun

(516) 624-7397
(Area Code - Telephone No.)

## B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Morey, Nee, Buck & Oswald, LLC
                          (Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20, Bethlehem, PA 18020
    (Address)                              (City)                      (State)                              (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2).

SEC 1410 (06-02)







**OATH OR AFFIRMATION**

I, Jean Bensadoun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of York Stockbrokers, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jean Bensadoun, President

Notary Public 08/17/2021

DOROTHY V LABATTAGLIA
Notary Public – State of New York
NO. 01LA6367587
Qualified in Kings County
My Commission Expires Nov 20, 2021

**This report contains (check all applicable boxes):**

| | | |
|---|---|---|
| (x) | (a) | Facing page. |
| (x) | (b) | Statement of Financial Condition. |
| (x) | (c) | Statement of Income (Loss). |
| (x) | (d) | Statement of Cash Flows. |
| (x) | (e) | Statement of Changes in Stockholders' Equity. |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). |
| (x) | (g) | Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable) |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable). |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). |
| (x) | (l) | An Oath or Affirmation. |
| (x) | (m) | A Copy of the SIPC Supplemental Report. |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| (x) | (o) | Management's assertion letter regarding (k)(2)(i) exemption. |

YORK STOCKBROKERS, INC

FINANCIAL STATEMENTS

June 30, 2021

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Year Ended June 30, 2021

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder
of York Stockbrokers, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of York Stockbrokers, Inc. as of June 30, 2021, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of York Stockbrokers, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of York Stockbrokers, Inc.'s management. Our responsibility is to express an opinion on York Stockbrokers, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to York Stockbrokers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of York Stockbrokers, Inc.'s financial statements. The supplemental information is the responsibility of York Stockbrokers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as York Stockbrokers, Inc.'s auditor since 2018.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

August 26, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

# YORK STOCKBROKERS, INC.

## STATEMENT OF FINANCIAL CONDITION

### June 30, 2021

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 108,042 |
| Receivable from brokers and dealers | | 19,872 |
| Accounts receivable | | 579,869 |
| Fixed assets, (net of accumulated depreciation of $14,549) | | 1,242 |
| Prepaid expense | | 6,625 |
| Deferred tax asset | | 32,368 |
| Security deposits | | 3,000 |
| **Total assets** | $ | 751,018 |

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 528,026 |
| **Total liabilities** | | 528,026 |

**Stockholder's equity**

| | |
|---|---:|
| Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 1,442,831 |
| Accumulated deficit | (1,220,839) |
| Total stockholder's equity | 222,992 |
| **Total liabilities and stockholder's equity** | $ 751,018 |

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

For the Year Ended June 30, 2021

**Revenue**

| | | |
|---|---|---|
| Consulting income | $ | 2,277,098 |
| Commission income | | 279,737 |
| Other income | | 28 |
| Total revenue | | 2,556,863 |

**Expenses**

| | |
|---|---|
| Commissions to registered representatives | 2,037,176 |
| General and administrative | 15,536 |
| Technology and communications | 35,453 |
| Occupancy | 32,922 |
| Professional fees | 80,435 |
| Salaries and related taxes | 261,160 |
| Regulatory fees | 9,633 |
| Depreciation | 1,325 |
| Insurance | 3,317 |
| Clearing and floor brokerage fees | 29,472 |
| Travel and entertainment | 10,704 |
| Total expenses | 2,517,133 |

| | |
|---|---|
| Net income before provision for income taxes | 39,730 |

| | |
|---|---|
| Corporate taxes - deferred | 13,343 |
| Corporate taxes - current | 12,551 |
| Total income taxes | 25,894 |

| | | |
|---|---|---|
| Net income | $ | 13,836 |

The accompanying notes are an integral part of these financial statements.

# YORK STOCKBROKERS, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### For the Year Ended June 30, 2021

| | Common Stock | | Additional | Accumulated | |
| | Number of Shares | Amount | Paid-In Capital | Deficit | Total |
|---|---|---|---|---|---|
| **Beginning balance** | 1,000 | $ 1,000 | $ 1,442,831 | $ (1,234,675) | $ 209,156 |
| Net income | | | | 13,836 | 13,836 |
| **Ending balance** | 1,000 | $ 1,000 | $ 1,442,831 | $ (1,220,839) | $ 222,992 |

The accompanying notes are an integral part of these financial statements.

## STATEMENT OF CASH FLOWS

### For the Year Ended June 30, 2021

**Cash flows from operating activities:**

| | | |
|---|---|---|
| Net income | $ | 13,836 |

**Cash flows from operating activities**

Adjustments to reconcile net loss:

| | | |
|---|---|---|
| Depreciation | | 1,325 |
| Decrease (increase) in: | | |
| Receivable from brokers and dealers | | (12,987) |
| Accounts receivable | | (199,296) |
| Prepaid expense | | 11,492 |
| Deferred tax asset | | 13,343 |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | | 157,865 |
| | | |
| Net cash used in operating activities | | (14,422) |
| | | |
| Net decrease in cash | | (14,422) |
| **Cash and cash equivalents, beginning of year** | | 122,464 |
| | | |
| **Cash and cash equivalents, end of year** | $ | 108,042 |

**Supplemental disclosure:**

Cash paid during the year for:

| | | |
|---|---|---|
| Interest | $ | - |
| Taxes | $ | 2,917 |

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2021

1.    **Organization**

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. YSI is a 100% owned subsidiary of International Asset Allocation Management, LLC.  Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of FINRA (formerly NASD). The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also buys and sells foreign currencies to settle trades at the request of clients and distributes private placements. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

2.    **Significant Accounting Policies**

**Cash and Cash Equivalents**

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

**Fixed Assets**

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives.  Fixed assets at June 30, 2021 consist of the following:

| | |
|---|---:|
| Computer equipment | $ 6,518 |
| Furniture and fixtures | 9,273 |
| | 15,791 |
| Less: accumulated depreciation | (14,549) |
| | $ 1,242 |

**Revenue and Expense Recognition**

Revenue from contracts with customers includes commission income, administrative customer fees and consulting fees from introduction services.  The recognition and measurement of revenue is based on the assessment of individual contract terms.  Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers.  Each time a customer enters into a buy or sell transaction, the Company charges a commission.  Commissions and related clearing expenses are recorded on the trade date.  The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to-from the customer.

The Company provides administrative services on a daily basis and collects a monthly customer fee.  The Company believes the performance obligation for providing administrative services is satisfied over time because the customers is receiving and consuming the benefit as they are provided by the Company.  Fee arrangements are based on a percentage applied to the customer's assets under management.  Administrative customer fees are received monthly and recognized as earned.

The Company receives consulting fees for introducing customers to investment funds.  Revenue for introduction services is generally recognized at the point in time that performance under the arrangement is completed.  However, for certain introductions, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

**Revenue and Expense Recognition (continued)**

Disaggregated Revenue from Contracts with Customers

The following table represents revenue by major source.

| | |
|---|---|
| Revenue from contracts with customers | |
| Consulting fees from introduction services | $ 2,277,098 |
| Administrative customer fees | 141,704 |
| Commission income | 138,033 |
| Total Revenue from contracts with customers | $ 2,556,835 |

**Fair Value of Financial Instruments**

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). As of June 30, 2021, the Company had no security positions.

**Income Taxes**

Income taxes are accounted for in accordance with FASB ASC 740: Income Taxes. As required under this standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

**Accounts Receivable**

The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable.  The allowance for uncollectable amounts reflects the amount of loss that can be reasonable estimated by management.  As of June 30, 2021, the Company has not recorded an allowance for any potential non-collection.  Accounts receivables at June 30, 2021 and 2020 were $579,869 and $380,573, respectively.

**New Accounting Guidance**

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred model used to measure impairment loss with an expected loss model for trade and other receivables.  The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented.  The adoption of ASU 2016-13 did not have material effect on the Company's financial statements.

3. **Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk**

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own, and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

4. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934.  The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2021 the company had net capital of $120,621, which was $85,419 in excess of SEC required net capital of $35,202.

5. **Commitments and Contingencies**

The Company rents office space on a month-to-month basis.  The lease may be terminated by the Company upon a three-month written notice.  The monthly lease payment is $2,750.

Management represents that the Company does not have any legal liabilities or outstanding legal claims that are required to be accrued or disclosed.

## 6.    Income Taxes

At June 30, 2021, the Company's deferred tax asset of $32,368 was the result of federal net operating loss carry forwards of $90,314.  The net operating loss deductions will expire in various years through June 30, 2040 and the Company is limited to taking a $6,451 deduction each year for $90,314 of the carryforwards.  Management has determined that no valuation allowance is necessary for the deferred tax asset as of June 30, 2021.

In accordance with US GAAP, the Company has adopted the provisions of FASB ASC 740: Income Taxes.  The Company has assessed its income tax positions and has recorded tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. No uncertainties exist that will materially affect management's evaluations at June 30, 2021.  The fiscal tax years of 2018, 2019 and 2020 remain subject to examination by federal and state taxing authorities.

## 7.    Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

## 8.    Concentrations

For the year ended June 30, 2021, approximately 91% of the consulting income was earned from four customers, and 84% of the accounts receivable balance was from three customers.

## 9.    Subsequent Events

The Company has evaluated subsequent events through August 26, 2021, the date which the financial statements were available to be issued.  There were no events that needed to be disclosed in the financial statements.

**SUPPLEMENTARY INFORMATION**

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2021

| | |
|---|---:|
| Stockholders' equity | $ 222,992 |
| Less: non-allowable assets: | |
| Accounts receivable | 59,136 |
| Fixed assets, net | 1,242 |
| Security deposits | 3,000 |
| Deferred tax asset | 32,368 |
| Prepaid expense | 6,625 |
| Total non-allowable assets | 102,371 |
| Net capital before haircut on securities positions | 120,621 |
| Haircut | - |
| Net capital | 120,621 |
| Computation of basic net capital requirement: | |
| Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000) | 35,202 |
| Capital in excess of minimum requirement | $ 85,419 |
| Aggregate indebtedness | $ 528,026 |
| Ratio of aggregate indebtedness to net capital | 4.38 : 1 |

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2021)

| | |
|---|---:|
| Net capital, as reported in Company's Part IIA Focus report | $ 124,903 |
| Audit adjustments | (4,282) |
| Net capital, per June 30, 2021 audited report, as filed | $ 120,621 |

YORK STOCKBROKERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION


The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule and Footnote 74 of SEC Release No. 34-70073, and for the year ended June 30, 2021, the Company was in compliance with the conditions of the exemption.

YORK STOCKBROKERS, INC.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION


The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule and Footnote 74 of SEC Release No. 34-70073, and for the year ended June 30, 2021, the Company was in compliance with the conditions of the exemption.

**Morey, Nee, Buck & Oswald, LLC**

Certified Public Accountants and Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of York Stockbrokers, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) York Stockbrokers, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which York Stockbrokers, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) York Stockbrokers, Inc. stated that York Stockbrokers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

York Stockbrokers, Inc also asserts that it has no other obligations under the provisions of §240.15c3-3 as the Company's other business activities are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and York Stockbrokers, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. York Stockbroker, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about York Stockbrokers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

*Morey, Nee, Buck / Oswald, LLC*

Bethlehem, PA

August 26, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

# YORK STOCKBROKERS, INC.

## EXEMPTION REPORT PURSUANT TO SEC 17a-5

York Stockbrokers, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to participating in distribution of securities (other than firm commitment underwritings) in accordance with the requirements of paragraph (a) and (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jean Bensadoun, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:



Jean Bensadoun, President

**Morey, Nee, Buck & Oswald, LLC**

Certified Public Accountants and Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Stockholder of York Stockbrokers, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by York Stockbrokers, Inc. and the SIPC, solely to assist you and SIPC in evaluating York Stockbrokers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. York Stockbrokers, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on York Stockbrokers, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of York Stockbrokers, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Morey, Nee, Buck & Oswald, LLC*

Bethlehem, PA

August 26, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477 • Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011 • Phone: 212-741-5117

www.moreycpa.com